

Mail Stop 3628

January 12, 2006

By Facsimile (706.738.1966) and U.S. Mail
M. Richard Cutler, Esq.
Cutler Law Group
3206 West Wimbledon Dr.
Augusta, GA 30909

Re: Competitive Technologies, Inc.
        Press Releases and Messages Posted to the Yahoo Finance Message Board by
        The Committee to Restore Stockholder Value

Dear Mr. Cutler:

We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Press Releases and Yahoo Finance Message Board Posts

1. It has come to our attention that you issued press releases on January 9, 2007 and January 11, 2007, and that a member of The Committee to Restore Stockholder Value Committee, Mr. Ralph Torello, has posted messages to the Yahoo Finance message board for Competitive Technologies under the name "rtorello47," without filing the press releases or message posts as definitive additional soliciting materials. These communications appear to be soliciting materials relating to the current proxy solicitation and should have been filed on the date of first use as required by Rule 14a-12. Also, statements made within these materials are subject Rule 14a-9, which requires you to provide a sufficient basis for your assertions made therein. File all such materials immediately and provide us your analysis regarding your compliance with these rules. In addition, any future written soliciting material, including any emails, postings to chatrooms or to any website, and

scripts to be used in soliciting proxies over the telephone, should comply fully with the disclosure and filing requirements of Rules 14a-6(c), 14a-9 and 14a-12.

<u>Closing Information</u>

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Adé K. Heyliger
Attorney-Advisor
Office of Mergers & Acquisitions